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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On March 18, 2002, Compaq posted the following article to its internal intranet.

Integration update: Final steps in merger journey

Jeff Clarke, senior vice president, Finance and Administration, and CFO, sent out the following e-mail to the Compaq global team as the fifth update from the Integration Planning Team (IPT) regarding our pending merger with Hewlett-Packard.

As Michael Capellas mentioned in his update message last week, we're in the final phase of the merger approval process. The ball is now in the shareholders' court. Hewlett-Packard shareholders will meet Tuesday in Cupertino and Compaq shareholders will meet on Wednesday in Houston. During the live meetings, all the votes on the merger will be officially recorded.

There are a few key points that we want you to understand about the vote, how soon you can expect the results to be available, and how events will unfold in the days and weeks following the shareholder meetings.

     o The official results of the HP shareholder vote will not be known for at least two weeks - and perhaps even longer. Under Delaware law, the results of a shareholder vote must be certified by an independent inspector of election. HP was incorporated in Delaware. In the case of a contested vote the certification process could take several weeks. To certify votes, the inspector may have to recount votes, reconcile postmarks, verify number of shares held by each shareholder, etc. before there is an official decision, and that process could take some time. To understand why the official outcome will not be known right away, it helps to understand how the special shareholder meetings will play out. Here's a brief glimpse of what will happen at the HP shareholder meeting to be held on Tuesday.

          After brief remarks by the meeting chairman, introduction of the Inspectors of Elections and certain other procedural matters, the polls will be opened and

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          the remaining proxy votes or ballots will be collected from those in attendance. Once this occurs, the polls will be closed and the meeting will be adjourned. All proxies will be turned over to the inspector, who will check them against shareholder lists, validate them and provide a final, certified count. This procedure could take two weeks -- or longer -- to complete. And, of course, Compaq shareholders must vote in favor of the deal at our special shareholders meeting in order for the merger to proceed.
     o HP may be able to estimate a final tabulation of proxies following their special shareholder meeting, though not official, and declare a win. But if it is too close to call, HP will communicate that the vote was too close to call.
     o Procedurally, Compaq's special shareholder meeting will not differ substantially from what will have transpired at the special HP shareholder meeting. Our vote also has to be certified, since we are a Delaware corporation too. However, since our vote is not contested, we may have the votes certified by our inspector by the end of the day on Wednesday. As Michael has stated in the past, we expect the Compaq shareholder vote to pass.
     o Once both inspectors have certified HP's and Compaq's shareholder approval of the merger, we will announce the result through an employee message and an external press release. In the same communication we will announce the day the merger will be legally closed, which can occur within a matter of days of vote certification. The close involves the signing of the legal documents necessary to complete the merger. On the closing date Compaq will become a wholly owned subsidiary of Hewlett-Packard.
     o We will not launch the new company immediately upon the closing date. We will wait a few days to give the new management team time to assemble and to move all the planning from the "clean rooms" into the business and functional operations for further development and implementation.

During this time, we will communicate with you as quickly as we legally can -- updating you with key decisions, organizational changes, and we will announce when the official "Launch Day" will occur.

I want to remind all of you who are eligible to vote and who haven't done so, that you still have time to vote your proxies.

Until the outcome is finally decided, we ask you to remain patient a little longer and stay focused on meeting your commitments and serving your customers.

FORWARD LOOKING STATEMENT
This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of

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these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.